"[redacted]"

03014056

SECUI MMISSION
Washington, D.C. 20549

RECEIVED MAR 03 2003 SEC MAIL PROCESSING 105

3/11/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-26086~~ 8-32856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Analysts, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7750 Montgomery Road
(No. and Street)

Cincinnati	Ohio	45236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

"CONFIDENTIAL - DO NOT PUBLISH"

OATH OR AFFIRMATION

I, Timothy E. Mackey, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Equity Analysts, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Notary Public

JENNIFER J. KELHOFFER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 01-11-06

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Income
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Accountants' Supplementary Report on Internal Control

EQUITY ANALYSTS, INC.

Statement of Financial Condition

December 31, 2002

BKD

EQUITY ANALYSTS, INC.

Statement of Financial Condition

December 31, 2002

BKD LLP

312 Walnut Street, Suite 3000
P.O. Box 5367
Cincinnati, OH 45201-5367
513 621-8300 Fax 513 621-8345
bkd.com

Independent Accountants' Report

The Board of Directors
Equity Analysts, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Equity Analysts, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Equity Analysts, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 11, 2003

EQUITY ANALYSTS, INC.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 162,420
Investments	3,300
Commissions and management fees receivable	43,311
Prepaid expenses	13,871
	$ 222,902
Liabilities and Stockholders' Equity	
Related party payable	$ 75,000
Accounts payable	7,795
Commissions payable	35,127
Total liabilities	117,922
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized, 135 shares issued and outstanding	6,136
Retained earnings	98,844
Total stockholders' equity	104,980
	$ 222,902

See Notes to Financial Statement.

EQUITY ANALYSTS, INC.
Notes to Statement of Financial Condition
December 31, 2002

1. Summary of significant accounting policies and nature of business

Nature of business - Equity Analysts, Inc. is a broker-dealer and registered investment adviser. The Company provides investment advisory and management services to businesses, retirement plans, individuals and mutual funds and is a broker of stocks, bonds, mutual funds and other securities. The following is a summary of the Company's significant accounting policies.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with principal values that are not subject to significant risk of change due to interest rate fluctuation.

Investments - The Company records security transactions based on trade dates. Investments are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

Commissions and management fees receivable – The Company states these receivables at the amount billed to customers/funds. The Company deems all accounts collectible based upon historical collection information. Therefore, no allowance has been provided.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial reporting and income tax reporting. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

2. Deferred tax assets

The Company has net deferred tax assets of approximately $25,900 at December 31, 2002 relating to capital loss carryforwards. Based upon significant uncertainty as to the utilization of these losses, the deferred tax assets are offset by a valuation allowance of approximately $25,900.

EQUITY ANALYSTS, INC.
Notes to Financial Statements
December 31, 2002

3. Cash and cash equivalents

Cash and cash equivalents consist of the following at December 31, 2002:

Unrestricted demand deposits	$ 130,134
Money market funds	30,103
Special reserve account	2,183
Total cash and cash equivalents	$ 162,420

At December 31, 2002, the Company's cash accounts exceeded federally insured limits by approximately $122,000.

4. Related parties

The Company is the investment adviser to Analysts Investment Trust, an investment company registered under the Investment Company Act of 1940, which holds the investment portfolios of the Analysts Fixed Income Fund, the Analysts Stock Fund and Analysts Aggressive Stock Fund (The Funds).

Effective April 11, 2001, all the assets of EAAI were acquired by EAI Acquisition Company, LLC, (LLC). A member of LLC entered into a management services agreement with the Company to continue to provide facilities, equipment, and administrative support services for the Company. The management services agreement was assigned to LLC. Commissions payable at December 31, 2002 includes $33,597 payable to LLC. In addition, the Company has a payable at December 31, 2002 of $75,000 to LLC for cash advanced.

LLC has informed the majority stockholder of the Company that it plans on exercising its option to acquire his ownership interest, effective early 2003.

5. Net capital requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 2.63 to 1 and the Company had net capital of $44,834, which exceeded the minimum required amount by $19,834.